Designated Filer: FEINBERG LARRY N
Issuer & Ticket Symbol: Biolase, Inc. [BIOL]
Date of Event Requiring Statement: June 30, 2017

Explanation of Responses:
(1)
On June 30, 2017, as a result of receipt of the Requisite Stockholder Approval (defined and described further in the Securities Purchase Agreement dated April 11, 2017 and filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on April 14, 2017), each share of Series D Participating Convertible Preferred Stock (“Series D Preferred Stock”) automatically converted into 100 shares of the Issuer’s common stock (“Common Stock”), reflecting a conversion price equal to $1.24 per share.

(2)
This figure represents warrants for 1,800,535 shares of Common Stock which are no longer subject to the 19.99% Limitation (as defined below) as a result of the Requisite Stockholder Approval being obtained on June 30, 2017 and will become exercisable on October 18, 2017. The reporting person also owns warrants for 850,797 shares of Common Stock which are currently exercisable and warrants for 1,344,276 shares of Common Stock that are not currently exercisable due to restrictions on exercise that prevent the holder from exercising them to the extent it and its affiliates would beneficially own more than 19.99% of the Common Stock (the “19.99% Limitation”).

(3)
Oracle Partners, L.P. (“Partners”) owns warrants for 749,027 shares of Common Stock which are currently exercisable, plus other warrants for 1,632,432 shares of Common Stock including (i) warrants for an aggregate of 336,047 shares of Common Stock, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 1,296,385 shares of Common Stock which are not exercisable until October 18, 2017, plus 12,450,646 shares of Common Stock, including the 1,296,385 shares of Common Stock received upon the automatic conversion of Series D Preferred Stock upon receipt of the Requisite Stockholder Approval.  Oracle Institutional Partners, L.P. (“Institutional Partners”) owns warrants for 101,770 shares of Common Stock which are currently exercisable, plus other warrants for 686,529 shares of Common Stock including (i) warrants for an aggregate of 470,465 shares of Common Stock, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 216,064 shares of Common Stock which are not exercisable until October 18, 2017, plus 2,473,037 shares of Common Stock, including the 443,800 shares of Common Stock received upon the automatic conversion of Series D Preferred Stock upon receipt of the Requisite Stockholder Approval.  Oracle Ten Fund Master, L.P. (“Ten Fund”) owns warrants to purchase 825,850 shares of Common Stock including (i) warrants for an aggregate of 537,764 shares of Common Stock, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 288,086 shares of Common Stock which are not exercisable until October 18, 2017, plus 3,105,542 shares of Common Stock including the 591,800 shares of Common Stock received upon the automatic conversion of Series D Preferred Stock upon receipt of the Requisite Stockholder Approval.  In addition, Oracle Investment Management, Inc. Employees’ Retirement Plan (“Retirement”) owns 239,425 shares of Common Stock and Feinberg Family Foundation (“Foundation”) owns 52,000 shares of Common Stock.

Larry N. Feinberg serves as the managing member of Oracle Associates, LLC, the general partner of Partners, Institutional Partners and Ten Fund, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Partners, Institutional Partners and Ten Fund. Mr. Feinberg is the sole shareholder, director and president of Oracle Investment Management, Inc., which serves as investment manager to Ten Fund and Retirement, and accordingly, may be deemed to be the beneficial owner of the shares beneficially owned by Ten Fund and Retirement. Mr. Feinberg serves as the Trustee of the Foundation, and accordingly, may be deemed the beneficial owner of the shares beneficially owned by the Foundation.  Mr. Feinberg disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.